

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

Ilene Eskenazi
General Counsel
PET Acquisition LLC
10850 Via Frontera
San Diego, California 92127

> **Re: PET Acquisition LLC**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted on November 20, 2020**
> **CIK No. 0001826470**

Dear Mr. Eskenazi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement submitted on November 20, 2020

Summary, page 1

1. Please revise the prospectus summary to clarify that no public stockholders will be eligible to convert the Class A shares.

Our Sponsors, page 13

2. We note your response to prior comment 2. We note that the merger in January 2016 was partially financed by the private placement of the Floating Rate Senior Notes. Please disclose the portion of the transaction funded by the Floating Rate Senior Notes, quantify the remainder of the transaction amount, and disclose how the remainder of the transaction was financed. In addition, please explain the relationship of Pet Animal

Supplies to your company. Please also identify the other sponsors that participated in the merger transaction and disclose the parties' holdings upon completion of the merger. In this regard, we note that your references to certain co-investors and certain noteholders are non-specific.

Principal Stockholders, page 151

3.   Please disclose the natural person(s) possessing investment and/or voting power over the shares held by the entities listed in your principal stockholders table.

You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Fabens